UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 001-32240

        A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEENAH PAPER 401(k) RETIREMENT PLAN

        B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEENAH PAPER, INC.
3460 Preston Ridge Road
Suite 600
Alpharetta, Georgia 30005

NEENAH PAPER 401(k) RETIREMENT PLAN

Financial Statements as of and for the years
ended December 31, 2005 and 2004

NEENAH PAPER 401(k) RETIREMENT PLAN

Table of Contents

Pages
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004	2
Statements of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2005 and for the Period December 1, 2004 (Inception) to December 31, 2004	3
Notes to Financial Statements as of December 31, 2005 and 2004 and for the Year Ended December 31, 2005 and for the Period December 1, 2004 (Inception) to December 31, 2004	4 - 7
Supplemental Schedules
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	9
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2004	10

Note:

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of Neenah Paper 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Neenah Paper 401(k) Retirement Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the year ended December 31, 2005 and for the period December 1, 2004 (Inception) to December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 and for the period December 1, 2004 (Inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) as of December 31, 2005 and 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 and 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Atlanta, Georgia
June 19, 2006

NEENAH PAPER 401(k) RETIREMENT PLAN
Statement of Net Assets Available for Benefits
As of December 31, 2005 and 2004

	2005	2004
ASSETS:
Participant-directed investments, at fair value:
Interest in Master Trusts	$65,842,789	$62,711,014
Loans to participants	663,046	604,745
Total investments	66,505,835	63,315,759
Receivables:
Employer contributions	41,758	39,596
Participant contributions	120,247	115,808
Other receivables	2,371	7,168
Total receivables	164,376	162,572

Total assets	66,670,211	63,478,331

LIABILITIES
Payables for securities purchased	2,443	17,150

NET ASSETS AVAILABLE FOR BENEFITS	$66,667,768	$63,461,181

See notes to financial statements

NEENAH PAPER 401(k) RETIREMENT PLAN
Statement of Net Assets Available for Benefits
For the Year Ended December 31, 2005 and the Period December 1, 2004 (Inception) to December 31, 2004

	2005	2004
CONTRIBUTIONS:
Participant	$4,810,323	$246,340
Employer	1,189,152	82,217
Total contributions	5,999,475	328,557

TRANSFERS FROM KIMBERLY-CLARK INCENTIVE INVESTMENT PLAN (Note 1)	—	61,590,559

INVESTMENT (LOSS) INCOME:
Net (loss) gain from interest in Master Trust	(91,052)	1,542,743
Interest income from participant loans	25,637	1,034
Net investment income (loss)	(65,415)	1,543,777

BENEFITS PAID TO PARTICIPANTS	(2,724,373)	(1,712)
ADMINISTRATIVE EXPENSES	(3,100)	—

INCREASE IN NET ASSETS	3,206,587	63,461,181

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	63,461,181	—

End of period	$66,667,768	$63,461,181

NEENAH PAPER 401(k) RETIREMENT PLAN

Notes to Financial Statements

NOTE 1—DESCRIPTION OF THE PLAN

The following description of the Neenah Paper 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan established December 1, 2004 by Neenah Paper, Inc. (the “Company”). Effective as of November 30, 2004, a spin—off of the Company, then a subsidiary of Kimberly-Clark Corporation (“KC”), was effectuated by the distribution of Company shares to KC’s shareholders. In connection with the spin-off, the Company agreed to establish the Plan to benefit employees hired by the Company. Effective December 1, 2004, the Plan accepted a transfer of assets from the Kimberly-Clark Incentive Investment Plan (“KC IIP”) representing the account balances of all active employees who were hired by the Company as of November 30, 2004. The asset transfer was $ 61,590,559 and is reflected as a transfer from KC IIP in the statement of changes in net assets available for benefits for the period December 1, 2004 (Inception) to December 31, 2004.

Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan and of the Neenah Paper Defined Contribution Master Trust (“Master Trust”), through which the Plan is funded. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility- An employee of the Company or a participating employer, as defined by the Plan, is eligible to participate in the Plan upon his/her date of hire.

Contributions—Each year, non-highly compensated and highly compensated participants may contribute up to 75% and 17%, respectively, of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants are also allowed to contribute after-tax contributions not to exceed 75% of annual compensation for non-highly compensated employees and 17% of annual compensation for highly compensated employees. The Company-matching contributions are discretionary contributions. For the year ended December 31, 2005 and for the period December 1, 2004 (Inception) to December 31, 2004, the Company-matching contributions were 75% of the participant’s pretax contributions or after-tax contributions up to the first 2% of such participant’s compensation per pay period, and 50% of the participant’s pretax contributions or after-tax contributions up to the next 3% of the participant’s compensation per pay period.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan.

The Neenah Paper Stock Fund and the self-directed brokerage accounts are two of the investment options available to participants. No participant may invest more than 25% and 50% of his/her account balance in the Neenah Paper Stock Fund and Self-Directed Brokerage Accounts, respectively, at any time.

The Kimberly-Clark Stock Fund (“KC Stock Fund”) is an investment fund limited to those grandfathered participants who became eligible to participate in the Plan on November 30, 2004 and for whom a transfer from the KC Stock Fund in the KC IIP was transferred to this Plan. Upon transferring the KC Stock Fund into the Plan, this option became frozen. The KC Stock Fund will be liquidated effective November 30, 2006, and participants will have to redirect their investment to another investment option offered by the Plan.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of credited service, upon termination of employment with the Company if the participant has attained age 55 or upon death.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined by the Plan administrative committee. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service or attainment of age 59 1/2, a participant may generally elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account. A participant may make the following regular withdrawals, as defined by the Plan:

(a)               After-tax contributions, provided such amounts have been in the Plan (or the KC IIP) for at least 24 months

(b)              Company matching contributions, provided such amounts are vested and have been in the Plan (or the KC IIP) for al least 24 months

(c)               Any contributions included within his/her rollover account.

Forfeited Accounts—At December 31, 2005 and 2004, forfeited nonvested accounts totaled $7,259 and $0, respectively. These accounts will be used to either reduce future employer contributions or pay administrative expenses. During the year ended December 31, 2005, employer contributions were reduced by $8,945 from forfeited nonvested accounts.

NOTE 2— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Master Trust utilizes various investment instruments, including mutual funds, a common and collective trust fund and common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments and Income Recognition (Master Trust Fund)—The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. The Master Trust holds mutual funds and common stock securities in which the Plan participates. Shares of mutual funds and common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Units of the common and collective trust fund are determined by the Trustee, based upon the quoted market values of the underlying investments held by the fund. Participant loans are valued at the outstanding loan balances, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Generally, administrative expenses of the Plan are paid by the Company, except for various costs associated with processing participant loans or expenses associated with investments within the self-directed brokerage account, as provided in the Plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 at December 31, 2005 and 2004.

NOTE 3— INVESTMENT IN MASTER TRUST

Except for participant loans, the Plan’s investment assets are funded through the Master Trust. The Master Trust was established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Neenah Paper Retirement Contribution Plan for administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. As of December 31, 2005 and 2004, the Plan’s percentage of interest in the Master Trust is approximately 93% and 94%, respectively.

The investments of the Master Trust at December 31, 2005 and 2004, are summarized as follows:

	2005	2004

Mutual Funds	$36,143,165	$22,789,425
Neenah Paper common stock	1,659,898	1,294,784
KC common stock	20,884,701	32,413,950
Common and Collective Trust Fund	11,013,042	8,913,841
Self-directed brokerage option	1,381,991	1,456,108
Total Investments	$71,082,797	$66,868,108

During the year ended December 31, 2005 and for the period December 1, 2004 (Inception) to December 31, 2004, the net investment income of the Master Trust’s investments is as follows:

	2005	2004

Dividend and interest income	$1,922,907	$249,807
Net appreciation (depreciation) in fair value of investments:
Mutual funds	1,351,151	200,877
Neenah Paper common stock	(327,770)	(8,281)
KC common stock	(2,661,010)	1,182,875
Common stock	(195,650)	(12,413)
Total Investments	$89,628	$1,612,865

NOTE 4— EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments held by the Master Trust are shares of mutual funds and units of a common and collective trust fund managed by the Trustee. As such, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Master Trust held 59,281 and 39,717 shares, respectively, of common stock of Neenah Paper, Inc., the sponsoring employer, with a cost basis of $1,875,153 and $1,250,918, respectively. During the year ended December 31, 2005 and for the period December 1, 2004 (Inception) to December 31, 2004, the Master Trust recorded dividend income from Neenah Paper, Inc. of $21,926 and $0, respectively.

NOTE 5—PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

NOTE 6—TAX STATUS

On August 30, 2005, the Company filed an application with the Internal Revenue Service (“IRS”) for determination with respect to the qualification of the Plan under section 401(a) of the IRC, and the qualifications of the Plan’s related trust under IRC section 501(a). The Company has not received a determination letter from the IRS to date. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 7—RECONCILIATION TO FORM 5500

The differences between the Form 5500 and the financial statements as of December 31, 2004, and for the period December 1, 2004 (Inception) to December 31, 2004, relate to the presentation of the Plan’s interest in the Master Trust and related net gain from interest in the Master Trust.

SUPPLEMENTAL SCHEDULES

Neenah Paper 401(k) Retirement Plan

Form 5500, Schedule H, Part IV, Line 4i—
Schedule of Assets (Held at End of Year)
As of December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par of Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans (interest rates ranging from 4.0% to 8.5%	$663,046	$663,046
*	Party-in-interest

Neenah Paper 401(k) Retirement Plan

Form 5500, Schedule H, Part IV, Line 4i—
Schedule of Assets (Held at End of Year)
As of December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par of Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans (interest rates ranging from 4.0% to 9.5%	$604,745	$604,745
*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

NEENAH PAPER 401(k) RETIREMENT PLAN

	By:	/s/ RICHARD F. READ
Richard F. Read
Member, Neenah Paper 401(k) Retirement Plan
Administrative Committee

Date: June 23, 2006

INDEX TO EXHIBITS

23	Consent of Independent Registered Public Accounting Firm